Exhibit 99.1

PropertyGuru Beats Adjusted EBITDA forecast in strong full year 2021 performance

Delivers S$100.7 Million in Full Year Revenue, Growing 22.7% Over Previous Year

•	Singapore marketplace revenue increased 19.9% to S$56.0 million
•	Malaysia marketplace revenue increased 86.0% to S$14.7million[1]
•	On track to achieve 2022 guidance of 44.0% year-on-year revenue growth and return to full year positive Adjusted EBITDA

Singapore – April 14, 2022 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or “the Company”), Southeast Asia’s leading2, property technology (“PropTech”) company, today announced the Company’s financial results for the full year ended December 31, 2021. The Company ended 2021 with solid momentum, delivering strong operational and financial performance as multiple key markets emerged from COVID-19 restrictions.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru, said “2021 was a transformational year for us as we took definitive steps to position PropertyGuru for its next chapter of growth. In 2021, we completed our acquisition of iProperty Malaysia and thinkofliving to strengthen our positions in Malaysia and Thailand, welcomed REA Group as a strategic shareholder, and listed on the New York Stock Exchange via our business combination with Bridgetown 2.

“2021 results demonstrate our execution capability and the strong growth our investments in technology and talent can deliver, despite the uneven market recovery from pandemic-related lockdowns in our region. We are only beginning to scratch the surface of our US$8.1 billion3 addressable market in the region, as Southeast Asia’s property market continues to expand driven by long-term fundamentals of urbanization, digitalization and a rising middle class. We are excited about the momentum we bring into 2022, and the prospects for the years ahead.”

Joe Dische, Chief Financial Officer, PropertyGuru, said “We are extremely pleased with our 2021 performance. Despite challenging property market conditions, we delivered over S$100 million in revenue and a better than forecast Adjusted EBITDA result. We are pleased to confirm that we are on track to achieve our full year guidance for 2022, with expected year-on-year revenue growth of 44.0% and a return to full year positive Adjusted EBITDA. This outlook supports the confidence investors have placed in us through the last few years and during our recent public listing.”

Financial and Operational Overview for the Full Year Ended December 31, 2021

Strong performance reflects the Company’s ability to navigate pandemic challenges

•	Total revenue increased by 22.7% to S$100.7 million, reflecting the rising confidence in Southeast Asia’s property market. PropertyGuru’s 2021 revenue exceeded its 2021 forecast of S$97.5 million.

[1]	Includes results of the iProperty business from August 3, 2021.
[2]	In terms of Engagement Market Share based on SimilarWeb data.
[3]	According to Frost & Sullivan.

•	Overall marketplace revenues increased by 20.7% year-on-year, primarily due to increased real estate market activity as movement restrictions ease and Southeast Asia recovers from the pandemic:

○	Singapore marketplace revenue increased 19.9% to S$56.0 million, with an Average Revenue Per Agent (“ARPA”) of S$3,279, a total of 14,080 Agents and a renewal rate of 82%.

○	Malaysia marketplace revenue increased 86.0% to S$14.7 million primarily due to the inclusion of the results of the iProperty business from August 3, 2021.

○	Average revenue per listing in Vietnam increased 17% to S$2.74.

•

Adjusted EBITDA was a loss of S$10.9 million with increased investments in hiring and marketing activities to position the business to emerge strongly from the pandemic. This was substantially better than the forecast of a loss of S$16.4 million as revenue upsides flowed through to Adjusted EBITDA and costs were tightly managed.

•

Net loss increased to S$187.4 million, primarily due to an accounting charge of S$124.1 million on preference share conversion options, with the rise in valuation of the Company and other non-cash items. As previously disclosed, the Company’s preference shares have since been converted to ordinary shares, and such fair value losses are not expected in future periods.

Information regarding our operating segments is presented below.

	Full year ended December 31, 2021
	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Corporate*	Total
	(S$ in thousands except percentages)
Revenue	55,953	18,769	14,670	8,467	2,852		100,711
Adjusted EBITDA	32,871	2,006	(10,388)	(1,283)	(3,891)	(30,184)	(10,869)
Adjusted EBITDA Margin (%)	58.7%	10.7%	(70.8%)	(15.2%)	(136.4%)		(10.8)%

	Full year ended December 31, 2020
	Marketplaces
	Singapore	Vietnam	Malaysia	Other Asia	Fintech and data services	Corporate*	Total
	(S$ in thousands except percentages)
Revenue	46,654	18,269	7,888	8,261	1,023		82,095
Adjusted EBITDA	32,541	4,198	(4,459)	(2,969)	(1,720)	(23,136)	4,455
Adjusted EBITDA Margin (%)	69.7%	23%	(56.5%)	(35.9%)	(168.1%)		5.4%

*    Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

Full Year 2022 Outlook

As previously announced, the Company confirmed that it is on track to achieve its full year guidance for 2022. It expects to deliver year-on-year revenue growth of 44.0%, reaffirmed by a strong start to 2022 and driven by continued growth across all core markets as the region emerges from the impact of COVID. The Company also confirmed that it expects to return to full year positive Adjusted EBITDA, as it realizes the full benefits of its increased investments in people and marketing through the pandemic.

Strengthened Category Leadership Drives Long-Term Growth Opportunities

As of December 31, 2021, PropertyGuru continued its Engagement Market Share4 leadership in Singapore, Vietnam, Malaysia and Thailand, while maintaining its position in Indonesia.

•	Singapore: 79% – 4.6x the closest peer

•	Vietnam: 71% – 2.5x the closest peer

•	Malaysia: 95% – 19.8x the closest peer

•	Thailand: 62% – 3.1x the closest peer

•	Indonesia: 32% – 0.5x the closest peer

As of December 31, 2021, PropertyGuru’s platform connected more than 38 million property seekers monthly5 to more than 57,000 agents in its digital marketplaces of more than 3.3 million listings with organic traffic representing 82% of the traffic.5

About PropertyGuru Group

PropertyGuru Group is Southeast Asia’s leading2 property technology company, and the preferred destination for over 38 million property seekers5 to find their dream home, every month. PropertyGuru and its group companies empower property seekers with more than 3.3 million real estate listings, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. Over the decade, the Group has grown into a high-growth technology company with a robust portfolio of leading property portals across its core markets company; award-winning mobile apps; a high quality developer sales enablement platform, FastKey; mortgage marketplace PropertyGuru Finance; and a host of other property offerings including Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

For inquiries regarding PropertyGuru, please contact:

Media

PropertyGuru Group

Sheena Chopra

+65 9247 5651

sheena@propertyguru.com.sg

[4]	Based on SimilarWeb data between July 2021 and December 2021.
[5]	Based on Google Analytics data between July 2021 and December 2021.

Sard Verbinnen & Co

Ron Low and Jay Qin – Asia

Liz Zale and Chloe Clifford – U.S.

PropertyGuru-SVC@sardverb.com

Investor

PropertyGuru Group

Investor Relations

investors@propertyguru.com

The Blueshirt Group

Gary Dvorchak

propertyguru@blueshirtgroup.com

Key Performance Metrics and Non-IFRS Financial Measures

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and the average number of monthly listings available in the period for other markets.

This document also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and cost of proposed listing. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. The table below reconciles Adjusted EBITDA and Adjusted EBITDA.

A reconciliation of Adjusted EBITDA to Net loss is provided as follows:

	2021	2020	2019
	$’000	$’000	$’000
Adjusted EBITDA as above	19,315	27,591	35,663
Headquarters cost	(30,184)	(23,136)	(23,150)
Changes in fair value of preferred shares and embedded derivatives	(124,146)	16,364	(16,516)
Finance costs – net	(13,453)	(15,964)	(11,707)
Depreciation and amortisation expense	(14,032)	(9,554)	(7,720)
Impairment	(8)	(806)	—
Share grant and option expenses	(10,470)	(6,660)	(3,204)
Others gains/(losses) – net	(815)	(1,684)	(1,875)
Business acquisition transaction and integration cost	(7,883)	—	—
Legal and professional expenses incurred for IPO	(6,070)	—	—
Cost of proposed listing	—	—	(6,227)
Tax credit/(expense)	333	(559)	(3,779)

Net loss	(187,413)	(14,408)	(38,515)

Headquarters costs are costs of personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service the group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

Management uses Adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non–recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration cost and legal and professional expenses incurred for IPO.

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination and technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.